FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of	September	2008
Research In Motion Limited
(Translation of registrant’s name into English)
295 Phillip Street, Waterloo, Ontario, Canada N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_______________

DOCUMENT INDEX

Document		Page No.

1.	AOL and RIM to Bring AOL Mail, AIM and ICQ Services to BlackBerry Smartphones Worldwide	3
2.	RIM Introduces the First BlackBerry Flip Phone	3
3.	Sprint to Deliver Industry-Leading Push-to-Talk Services on New BlackBerry Smartphone	3
4.	RIM to Announce Second Quarter Fiscal 2009 Results on September 25, 2008	1

Document 1

September 10, 2008

AOL and RIM to Bring AOL Mail, AIM and ICQ Services to

BlackBerry Smartphones Worldwide

NEW YORK and WATERLOO, ON – September 10, 2008 – AOL and Research In Motion (RIM) (Nasdaq: RIMM; TSX: RIM) today announced the availability of AOL’s leading AIM and ICQ instant messaging services as well as AOL Mail on BlackBerry® smartphones. The deep integration of AOL’s popular communications services with BlackBerry smartphones will allow consumers around the world to seamlessly access AOL’s most popular services directly from their BlackBerry smartphone and communicate in real-time with business associates, family, friends and other contacts.

“We’re thrilled to work with RIM to make our leading email and instant messaging services available to BlackBerry smartphone users worldwide,” said Kevin Conroy, Executive Vice President for AOL. “By integrating our AOL Mail, AIM and ICQ services with the BlackBerry platform, users will have an exceptional mobile communications experience anytime, anywhere.”

“The BlackBerry platform offers unparalleled email and messaging capabilities for mobile customers and we are very pleased to be working with AOL to enable a rich mobile experience on BlackBerry smartphones for the tens of millions of people who use AOL Mail, AIM and ICQ,” said Mark Guibert, Vice President, Corporate Marketing at Research In Motion.

AIM and ICQ for BlackBerry Smartphones

AIM and ICQ users make up one of the largest and most dynamic online and mobile communities with tens of millions of users worldwide and AOL and RIM have been working together to develop native software applications for BlackBerry smartphones that deliver a desktop-like mobile experience for the popular instant messaging services. The free AIM and ICQ applications will allow users to have a rich IM experience that is deeply integrated with their BlackBerry smartphone.

For example, users will be able to send pictures from the BlackBerry smartphone’s camera application to their friends on AIM or ICQ, as well as see AIM or ICQ messages in their regular BlackBerry smartphone inbox. Users will also benefit from tight integration between AIM, ICQ and the BlackBerry Address Book. Users will be able to associate a contact in their IM contact list to the respective contact in their BlackBerry Address Book (and vice versa), which will allow the user to initiate an IM session from within their BlackBerry Address Book and initiate a phone call, email, SMS or MMS from within their AIM or ICQ session.

From their BlackBerry smartphone, AIM and ICQ users can also:

•	Access Buddy List features including the ability to see if contacts are online and available to chat (i.e. presence);
•

Set customized away messages and manage their AIM or ICQ online status (e.g. available, away, in a meeting, etc.) directly from the BlackBerry smartphone’s home screen without launching the AIM or ICQ application;

•	Set alerts to notify them when a contact’s online availability changes;
•	Select the Auto Sign-In option which will automatically sign them into AIM or ICQ when their BlackBerry smartphone is powered on;
•	Use Picture IM to send and receive images;
•	Log and save IM conversations for personal records or to email them to other contacts; and
•	Select from a collection of pre-set emoticons to further customize their instant messages.

Once AIM or ICQ has been set up, an icon is automatically installed on the BlackBerry smartphone’s home screen so that access to instant messaging is only a click away. Once launched on the handset, the instant messaging applications can run conveniently in the background, broadcasting the user's presence to their "buddies" and allowing immediate notification of incoming messages.

AOL Mail for BlackBerry Smartphones

AOL Mail for BlackBerry smartphones leverages the “push” architecture inherent in the BlackBerry platform and AOL’s notification services to automatically deliver AOL Mail messages virtually simultaneously to the user’s online account as well as to the user’s BlackBerry smartphone. The status of messages that have been sent, read, replied to, forwarded or deleted from the smartphone are automatically reflected in the user’s online AOL Mail account. Users can create a dedicated AOL Mail inbox on their BlackBerry smartphone or choose to set up a single inbox on their smartphone to store AOL Mail as well as messages from other IMAP or POP 3 e-mail accounts.

BlackBerry smartphone users with software version 4.5 or higher will also be able to view HTML email, download attachments and edit Microsoft® Word, Excel and PowerPoint documents on the smartphone.

Availability

AOL Mail, AIM and ICQ for BlackBerry smartphones are available now in the U.S. and are expected to become available in other countries around the world over the coming months.

More information on setting up AOL Mail on a BlackBerry smartphone is available at http://mobile.aol.com or at http://www.blackberry.com/email.

The native AIM and ICQ applications for BlackBerry smartphones can be downloaded from http://www.blackberry.com/instantmessaging.

About AOL

AOL is a global Web services company that operates some of the most popular Web destinations, offers a comprehensive suite of free software and services, runs one of the largest Internet access businesses in the U.S., and provides a full set of advertising solutions. A majority-owned subsidiary of Time Warner Inc., AOL LLC and its subsidiaries have operations in the U.S., Europe, Canada and Asia. Learn more at AOL.com.

About Research In Motion (RIM)

Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity to data. RIM’s portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry wireless platform, the RIM Wireless Handheld product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

# # #

AOL Media Contact:

Jaymelina Esmele

AOL

(703) 265-7831

Jaymelina.Esmele@corp.aol.com

RIM Media Contact:

Marisa Conway

Brodeur (PR Agency for RIM)

(212) 515-1924

mconway@brodeur.com

RIM Investor Contact:

RIM Investor Relations

(519) 888-7465

investor_relations@rim.com

Forward-looking statements in this news release are made pursuant to the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. When used herein, words such as "intend" and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on assumptions made by and information available to Research In Motion Limited. Investors are cautioned that such forward-looking statements involve risks and uncertainties. Important factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements include, without limitation, possible product defects and product liability, risks related to international sales and potential foreign currency exchange fluctuations, the initiation or outcome of litigation, acts or potential acts of terrorism, international conflicts, significant fluctuations of quarterly operating results, changes in Canadian and foreign laws and regulations, continued acceptance of RIM's products, increased levels of competition, technological changes and the successful development of new products, dependence on third-party networks to provide services, dependence on intellectual property rights, and other risks and factors detailed from time to time in RIM's periodic reports filed with the United States Securities and Exchange Commission, and other regulatory authorities. RIM has no intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners. RIM assumes no obligations or liability and makes no representation, warranty, endorsement or guarantee in relation to any aspect of any third party products or services.

Document 2

September 10, 2008

RIM Introduces the First BlackBerry Flip Phone

New BlackBerry Pearl Flip Brings The Industry’s Leading Mobile Messaging Solution

To Consumers Who Prefer Flip Phones

Waterloo, ON – Research In Motion (RIM) (Nasdaq: RIMM, TSX: RIM) today unveiled the BlackBerry® Pearl™ Flip 8220 smartphone, the first BlackBerry® phone to come in the popular flip form factor.

The new BlackBerry Pearl Flip provides flip phone fans with all the power of a BlackBerry smartphone in a fun and familiar design. One quick flip of the handset opens up a world of possibilities with the industry’s leading mobile messaging solution and a wide range of impressive Internet and multimedia capabilities, all in one powerful yet approachable smartphone. You can send a message to your friends or family, make a call, browse the web, snap a picture, watch a video or listen to your favorite song. It’s all in your control with a simple flip.

The quad-band EDGE based BlackBerry Pearl Flip smartphone presents a sophisticated look with a sleek design and a chrome-finished frame surrounding its smooth, luminescent face. Packed with an abundance of powerful features, it weighs only 3.6 ounces and measures approximately 3.9” x 1.9” x 0.7”. Featuring two high-resolution, light-sensing color displays, the external LCD makes it easy to preview incoming emails, text messages and phone calls without opening the handset, while the large, 240 x 320 internal LCD displays messages, videos and web pages with impressive detail and contrast.

“The popularity of BlackBerry smartphones has grown tremendously around the world and the introduction of this exciting new flip phone will help extend the reach of the BlackBerry platform even further,” said Mike Lazaridis, President and Co-CEO, Research In Motion. “The BlackBerry Pearl Flip is a full-featured smartphone with a unique and friendly design and it is a natural choice for flip phone users who want to start doing more with their phone than just talk.”

FIRST CLASS PHONE

The BlackBerry Pearl Flip smartphone is a top of the line mobile phone that flips open and cradles the face naturally and comfortably during phone calls. It delivers exceptional voice quality and includes many premium phone features, including Speaker Independent Voice Recognition (SIVR) for Voice Activated Dialing (VAD), support for mp3 ring tones, smart dialing, conference calling, speed dialing, call forwarding, voicemail attachment playback and enhanced background noise cancellation. It also features a speakerphone and Bluetooth® 2.0 for use with hands-free headsets, stereo headsets, car kits and other Bluetooth peripherals such as a GPS receiver. The removable/rechargeable 900 mAhr battery provides four hours of talk time and over 14 days of standby time.

MESSAGING POWERHOUSE

Featuring a large SureType® QWERTY* keyboard that makes typing messages and dialing numbers fast and easy, the BlackBerry Pearl Flip, like all BlackBerry smartphones, provides integrated access to the industry leading BlackBerry wireless services. Users are able to easily access up to 10 supported personal and work email accounts, send and receive text and instant messages, and connect on popular social networking sites with friends, family and co-workers. The DataViz® Documents to Go® software suite is also preloaded, allowing users to edit Microsoft® Word, Excel and PowerPoint files directly on the handset. The BlackBerry Pearl Flip is supported on BlackBerry® Internet Service, BlackBerry® Unite!, BlackBerry® Professional Software and BlackBerry® Enterprise Server, which provides tight integration with corporate email systems and the security and IT policy controls that enterprise customers require to confidently allow smartphones in their organization.

MULTIMEDIA TO GO

With an advanced media player for displaying pictures, listening to music and watching videos, the BlackBerry Pearl Flip is the perfect on-the-go entertainment center. Videos play smoothly on the large internal display, playlists can be managed directly on the handset and there’s an equalizer with 11 preset filters – including "Lounge", "Jazz" and "Hip Hop" – for customizing audio ranges when using headphones or external speakers. The BlackBerry Pearl Flip works with the new BlackBerry® Media Sync application that makes it easy to sync iTunes digital music collections with the smartphone*** and it also features a conveniently accessible microSD/SDHC memory card slot that supports up to 16GB** for plenty of storage. High Speed USB 2.0 support allows files to be quickly transferred between a desktop computer and the smartphone and the BlackBerry® Desktop Manager software includes Roxio® Media Manager for BlackBerry® to help users easily manage their music and video files. Roxio Photosuite® 9 LE is also included for creating photo albums and editing pictures.

FULL FEATURED FLIP

The BlackBerry Pearl Flip packs an impressive range of features into its compact design, including phone, email, messaging, organizer, browser and multimedia applications, and it can also support thousands of other mobile lifestyle and business applications. It features a 2 megapixel camera with flash, zoom and video recording**** to capture memories while on the move, and includes BlackBerry Maps to deliver maps and step-by-step driving directions quickly and easily. An enhanced HTML browser displays web pages beautifully in either “Column View” or “Page View” and different emulation settings allow users to choose between desktop-style HTML content and the mobile version of web pages. The browser also supports RTSP for watching online streaming video from sites like m.youtube.com. In addition, the BlackBerry Pearl Flip smartphone features built-in Wi-Fi® (802.11 b/g) with support for UMA (unlicensed mobile access), extending wireless email and data coverage and supporting carrier enabled voice calls over home Wi-Fi networks, enterprise wireless deployments and Wi-Fi hotspots.

ACCESSORIES

The BlackBerry Pearl Flip comes with a variety of accessories including a stereo headset, travel charger and USB cable. Additional accessories for BlackBerry smartphones, including holsters and totes, charging pods, premium earphones, Bluetooth headsets and the BlackBerry® Remote Stereo Gateway are available through retail outlets or online at www.shopblackberry.com.

AVAILABILITY

The BlackBerry Pearl Flip 8220 smartphone will be available from wireless carriers around the world beginning this fall. The BlackBerry Pearl Flip will be available in the United States exclusively from T-Mobile beginning this fall. Specific availability and pricing details will be announced at a later date.

For more information please visit www.BlackBerryPearl.com

T-Mobile USA customers can check out more details about this new flip phone and register to be notified when the BlackBerry Pearl Flip is available at www.BlackBerry.com/T-MobileBlackBerryPearlFlip

Media can access images and video of the BlackBerry Pearl Flip 8220 smartphone at http://rim.mediaseed.tv/

About Research In Motion (RIM)

Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity to data. RIM’s portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry® wireless platform, the RIM Wireless Handheld™ product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

* Keyboard also available in AZERTY and QWERTZ configurations to support different language groups.

** MicroSD/SDHC memory cards are available today in configurations of up to 8GB and the BlackBerry Pearl 8220 smartphone will support upcoming 16GB microSD/SDHC cards.

*** Certain music files may not be supported, including files that contain digital rights management technologies.

**** Video recording requires microSD card, which may be sold separately.

###

Media Contacts:

Marisa Conway

Brodeur Partners (PR Agency for RIM)

(212) 515-1924

mconway@brodeur.com

Investor Contact:

RIM Investor Relations

(519) 888-7465

investor_relations@rim.com

Forward-looking statements in this news release are made pursuant to the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. When used herein, words such as "intend" and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on assumptions made by and information available to Research In Motion Limited. Investors are cautioned that such forward-looking statements involve risks and uncertainties. Important factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements include, without limitation, possible product defects and product liability, risks related to international sales and potential foreign currency exchange fluctuations, the initiation or outcome of litigation, acts or potential acts of terrorism, international conflicts, significant fluctuations of quarterly operating results, changes in Canadian and foreign laws and regulations, continued acceptance of RIM's products, increased levels of competition, technological changes and the successful development of new products, dependence on third-party networks to provide services, dependence on intellectual property rights, and other risks and factors detailed from time to time in RIM's periodic reports filed with the United States Securities and Exchange Commission, and other regulatory authorities. RIM has no intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. Wi-Fi is a registered trademark of the Wi-Fi Alliance. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners. RIM assumes no obligations or liability and makes no representation, warranty, endorsement or guarantee in relation to any aspect of any third party products or services.

Document 3

September 10, 2008

Sprint to Deliver Industry-Leading Push-to-Talk Services on New BlackBerry Smartphone

Operating on the fastest national push-to-talk network,

the BlackBerry Curve 8350i will be the first from Sprint to offer built-in Wi-Fi capabilities and Group Connect, allowing instant group conversations with up to 21 people nationwide

OVERLAND PARK, Kan. and Waterloo, ON – September, 10, 2008 – Sprint customers seeking the benefits of industry-leading push-to-talk services and the power of BlackBerry® smartphones will have a new version of the coveted combo available later this year. Sprint (NYSE: S) and Research In Motion (RIM) (Nasdaq: RIMM; TSX: RIM) today announced plans to deliver the BlackBerry® Curve™ 8350i – the newest Nextel Direct Connect-capable BlackBerry smartphone – by the end of 2008.

The BlackBerry Curve 8350i will be the latest BlackBerry smartphone to utilize iDEN technology and feature Nextel Direct Connect, the only national push-to-talk service in the industry to offer sub-second call setup and connection to the world’s largest push-to-talk community with millions of users and integrated business solutions, including one of the largest selections of GPS-enabled solutions. With Nationwide and International Direct Connect, Sprint customers will be able to instantly connect within the US and to users in other eligible countries including Canada, Mexico, Argentina, Brazil, Chile and Peru. The BlackBerry Curve 8350i will also be the first BlackBerry smartphone from Sprint to offer Group Connect, allowing customers to instantly set up group conversations with up to 20 other participants.

“Smart phones in general, and BlackBerry products in particular, have become more important to both business people and consumers lately,” said David Chamberlain, Principal Analyst with analyst firm In-Stat. "The BlackBerry Curve 8350i with PTT capability rounds out Sprint's options to fill communications needs of many industries particularly those in the blue-collar segment of construction, field services, transportation and manufacturing."

“Sprint is the undisputed leader in push-to-talk services, and with the launch of the new BlackBerry Curve 8350i smartphone, we are keeping our promise of expanding the Nextel Direct Connect capabilities and options for our customers,” said Danny Bowman, president of Nextel Direct Connect. “The BlackBerry Curve 8350i will be very attractive for business customers who need instant, convenient push-to-talk services to communicate now with employees, customers and suppliers but also want the capabilities of a high-end smartphone.”

In addition to delivering the unmatched push email and messaging capabilities of the BlackBerry solution, the BlackBerry Curve 8350i will provide rich multimedia, organizer and Internet browsing capabilities, as well as access to thousands of other mobile applications. The smartphone will also include built-in Wi-Fi® capabilities, allowing customers to browse the Internet and download email attachments quickly and easily. When connected to a Wi-Fi network, customers will also be able to send and receive emails or surf the Internet while talking on the phone.

Other key features include:

•	Integrated GPS – Built-in capabilities for assisted autonomous GPS capabilities
•	2 Megapixel Digital Camera – with 5x digital zoom, flash and video recording*
•	DataViz® Documents to Go® – preloaded software makes it easy to edit Microsoft® Word, Excel and PowerPoint documents directly on the smartphone
•	Internal Antenna – improves design appeal and durability

•	Speakerphone – optimized for exceptional sound quality with Direct Connect
•	Advanced Media Player – great for listening to music, watching videos and showing pictures
•	Removable/Rechargeable 1400 mAH Battery – provides exceptional battery life
•	Expandable Memory – microSD memory card slot allows plenty of storage for pictures, videos, music and documents
•	Bluetooth® – version 2.0 with support for (A2DP) stereo Bluetooth and more
•	Additional Messaging Capabilities – support for instant messaging and multimedia messaging including audio, pictures and text to email addresses and capable phones

"The BlackBerry Curve 8350i smartphone will offer customers an exceptional communications and multimedia experience together with the power and convenience of the popular Nextel Direct Connect service,” said Mark Guibert, vice president of corporate marketing at RIM. “We are pleased to build on our successful relationship with Sprint to bring this powerful new smartphone to Sprint’s customers."

Customers can find more information on the BlackBerry Curve 8350i smartphone and sign up to be notified of commercial availability from Sprint at www.sprint.com/instantconnectbb. Pricing, service plan details and an exact availability date will be announced at a later date.

Nationally, the Nextel National Network continues to operate at best-ever performance levels based on internal metrics. Internal performance metrics show double-digit percent improvement year-over-year (i.e., March 2007 to March 2008) for drops (i.e., where a customer’s voice connection fails or drops during a call) and blocks (i.e., where a customer is unable to make a voice connection) for the Nextel National Network. Customer issues related to dropped and blocked calls, and voice quality combined, have decreased more than 60 percent year-over-year (i.e., March 2007 to March 2008). This level of improvement translates to a more reliable calling experience for our customers. Customer calls on the Nextel National Network are successfully connected and maintained better than 99 out of 100 times.

For more information about Nextel Direct connect, please visit www.sprint.com/nextel.

* Video recording requires a microSD card which may be sold separately

About Sprint Nextel

Sprint Nextel offers a comprehensive range of wireless and wireline communications services bringing the freedom of mobility to consumers, businesses and government users. Sprint Nextel is widely recognized for developing, engineering and deploying innovative technologies, including two wireless networks serving nearly 52 million customers at the end of the second quarter 2008; industry-leading mobile data services; instant national and international push-to-talk capabilities; and a global Tier 1 Internet backbone. For more information, visit www.sprint.com.

About Research In Motion (RIM)

Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity to data. RIM’s portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry® wireless platform, the RIM Wireless Handheld™ product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (Nasdaq:

RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

###

Forward-looking statements in this news release are made pursuant to the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. When used herein, words such as “intend” and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on assumptions made by and information available to Research In Motion Limited. Investors are cautioned that such forward-looking statements involve risks and uncertainties. Important factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements include, without limitation, possible product defects and product liability, risks related to international sales and potential foreign currency exchange fluctuations, the initiation or outcome of litigation, acts or potential acts of terrorism, international conflicts, significant fluctuations of quarterly operating results, changes in Canadian and foreign laws and regulations, continued acceptance of RIM’s products, increased levels of competition, technological changes and the successful development of new products, dependence on third-party networks to provide services, dependence on intellectual property rights, and other risks and factors detailed from time to time in RIM’s periodic reports filed with the United States Securities and Exchange Commission, and other regulatory authorities. RIM has no intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. Wi-Fi is a registered trademark of the Wi-Fi Alliance. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners. RIM assumes no obligations or liability and makes no representation, warranty, endorsement or guarantee in relation to any aspect of any third party products or services.

###

EDITOR’S NOTE: VISIT WWW.SPRINT.COM/NEWSROOM FOR MORE INFORMATION ON

SPRINT DEVICES, INCLUDING FACT SHEETS AND IMAGES

Media Contact:

Michelle Leff Mermelstein, Sprint Media Relations

michelle.leff@sprint.com, 703 592-7504

Marisa Conway, Broduer Partners for RIM

mconway@brodeur.com, 212 515-1924

Investor Contact:

RIM Investor Relations

investor_relations@rim.com, 519 888-7465

Document 4

September 10, 2008

FOR IMMEDIATE RELEASE

RIM to Announce Second Quarter Fiscal 2009 Results on September 25, 2008

Waterloo, Canada – Research In Motion Limited (RIM) (Nasdaq: RIMM; TSX: RIM) will be reporting results for the second quarter of fiscal 2009 on September 25, 2008 after the close of the market. A conference call and live webcast will be held beginning at 5 pm ET, which can be accessed by dialing 416-640-1907 or by logging on at www.rim.com/investors/events/index.shtml. A replay of the conference call will also be available at approximately 7 pm by dialing 416-640-1917 and entering passcode 21252985#. This replay will be available until midnight ET October 9, 2008.

About Research In Motion (RIM)

Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity. RIM’s portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry® wireless platform, the RIM Wireless Handheld™ product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

###

Investor Contact:

RIM Investor Relations

519.888.7465

investor_relations@rim.com

Research In Motion, RIM and BlackBerry are trademarks of Research In Motion Limited. Research In Motion and RIM are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, products and company names mentioned herein may be trademarks or registered trademarks of their respective holders.

SIGNATURES

Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Research In Motion Limited
(Registrant)
Date:	September 10, 2008	By:	/s/ Brian Bidulka
(Signature)
Brian Bidulka Chief Accounting Officer